LETTER TO SHAREHOLDERS

April 29, 2003

Fellow Shareholders

During the first three months of 2003 we continued to increase our cash flow from operations, backed by long term contracts in our power generating and real estate operations and our success in expanding our more predictable fee-based revenues within our asset management business.

We also enhanced our financial position and for the first time we are reporting in US dollars, a move that better reflects the geographic distribution of our asset base and revenues. As a result, the dollar amounts reported in this Letter to Shareholders, as well as accompanying Financial Results are in US dollars, unless otherwise noted.

In addition, our Board of Directors approved an increase in our annual dividend of Cdn$0.04 per share, bringing the quarterly dividend to Cdn$0.26 per share.  The dividend will be payable August 31, 2003 to shareholders of record at the close of business on August 1, 2003.

The dividend increase reflects the Board’s decision to increase the distributions over time by an amount that relates to the increases in cash flow generated within the business, ensuring that we retain sufficient capital to expand our businesses when compelling opportunities arise, repurchase shares when they are undervalued, and continue to build our equity base in order to enhance our corporate debt ratings.

As a result of our financial strength, we remain well positioned to benefit from opportunities that may arise over the balance of the year to add to our operating businesses and maintain cash flow growth.

FINANCIAL RESULTS ON TRACK

For the three months ended March 31, 2003, we reported cash flow from operations of US$0.66 per share. Operating cash flow for the first quarter of 2002 was US$0.50 per share, excluding $20 million of gains on the sale of commercial real estate properties, and US$0.62 per share when including these gains. On a comparable basis, cash flow per share increased 32% over the first quarter in 2002.

Net income for the first quarter of 2003 was US$0.23 per share compared with US$0.32 per share in the same quarter last year. Total net income was US$56 million. This compares with US$63 million in 2002, or US$50 million when the impact of commercial property gains are excluded.

Net income prior to property disposition gains and the non-cash adjustments related to the company’s natural resource investments and gains increased to US$74 million or US$0.33 per share compared with US$51 million or US$0.24 per share in 2002.

As a result of the above, and our continued focus on building sustainable cash flows across our businesses, we are confident that we are on track to achieve our cash flow goals set out for 2003.

VALUE CREATION

During the first quarter we undertook a number of value enhancing initiatives to further our growth objectives.

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Strengthened our financial position. We continued to utilize the low interest rate environment in the first three months of 2003 to access the capital markets and further strengthen our balance sheet, raising approximately US$570 million of capital. This included the issuance of a 30-year 7 3/8% debenture in the amount of US$250 million for the first time in the company’s history, as well as a seven year, US$200 million 5 3/4% debenture, and Cdn$175 million of preferred shares.

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Completed the spin-off of our residential operations from our commercial property operations, creating two stronger, more focused operations.  Following the announcement of the transaction, the share price of the residential operations, in which Brascan now owns a 50% direct interest, appreciated by almost 40%, and our commercial operations also increased by 12%, leading to an annualized 60% total return for investors, from these two segments of our real estate operations

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Proceeded with plans to streamline our operating structure. Subsequent to quarter end, we announced plans to merge Brookfield Properties with its publicly listed Canadian operation in a transaction valued at approximately US$60 million. The merger transaction, which is anticipated to close within three months following a special shareholders meeting, will further simplify our real estate ownership structure and enhances the visibility of our operations for shareholders.

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Opened a newly constructed hydroelectric power station in Northern Ontario. The US$52 million Robert A. Dunford Generating Station was completed on time and on budget. It will be integrated with Brascan’s 15 other hydroelectric facilities in northern Ontario, creating operational efficiencies and optimizing the power generated by each power plant.  The completion of this facility expands Brascan’s total generating capacity to over 1,650 megawatts  and enhances our position as a key participant in the Ontario electricity markets.

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Acquired 350,000 acres of timberlands and two low cost paper mills as a restructuring opportunity within our asset management business. Brascan was the successful bidder for the operations of Great Northern Paper in Millinocket Maine for US$90 million, comprised of US$63 million in cash and the assumption US$27 million of debt. We believe our operational and restructuring expertise will restore the profitability of these operations and once achieved, the operations will be either sold or integrated with Nexfor’s paper operations, and with our timberland initiative.

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Repurchased 3 million common shares of the company for cancellation during the quarter at an average price per share of US$19.55.  In addition, we received approval from the securities regulators to renew our normal course issuer bid, enabling us to purchase up to 14 million Class A Limited Voting Shares from April 21, 2003 to April 20, 2004. A portion of our free cash flow will continue to be allocated to repurchase shares for value, as we continue to believe this represents one of the best uses for our excess cash flow from operations.

OPERATING BUSINESS HIGHLIGHTS

During the first quarter of 2003, we continued to focus on enhancing and strengthening the cash flows from our operating businesses.

Commercial Properties

Consistent with the general economic environment, leasing within the commercial real estate industry remained slow in the first quarter of 2003. However, our strategic focus on long-term leases to high quality office tenants insulated our results from these market conditions.  In fact, as a result of the move by tenants to quality, we continue to proactively lease space to new firms looking to upgrade their premises, and also to current tenants who wish to extend their leases in our high quality properties.

These operations met all of their financial targets, and total operating income on a same property basis increased 5% year over year.

During the first quarter of 2003, we leased over 750,000 square feet of space, which represents 70% of the space contractually expiring in 2003. Our Toronto properties accounted for the strongest leasing activity in our portfolio with almost 500,000 square feet in renewals and new space leased on attractive terms. Today, our properties are 95% leased with few leases maturing over the next three years.

Power Generation

In accordance with normal weather patterns, the first quarter in our hydroelectricity business is usually slower than the balance of the year. This year was no exception, with particularly low winter water levels in Quebec and Maine. Despite this, water levels are increasing due to spring runoff and we are confident that we will achieve our operational targets set for the entire year.

Revenues remain approximately 85% contracted on a forward basis with an average contract life of 17 years.

We are active on a number of corporate development initiatives, which if they come to fruition, could add meaningfully to our power operations in the future. These opportunities are largely in the United States, and continue to be focused on hydroelectric generation, but could also include other forms of electricity generation.

Asset Management

The privatization of our financial business in 2002 has enabled us to more rapidly convert our financial business into an asset management operation, and more actively develop new products and services utilizing our operational expertise in real estate, power generation and resources. These are primarily specialized funds created in our areas of expertise, with co-investments by institutional investors seeking alternatives to traditional debt and equity markets.

During the first quarter of 2003, we led the recapitalization of Criimi Mae, a commercial real estate mortgage company which services and owns commercial mortgage backed securities.  We provided US$30 million in subordinated debt financing, acquired a 10% ownership position and arranged US$300 million in new financing for the company. We are integrating this company’s financing platform with our mezzanine real estate lending business to maximize value from these operations.

We also recently initiated the Brascan Timberland Investment Fund and recruited a well-regarded forest products executive to lead the development of the fund. In addition to the approximately 2 million acres of timberland we currently control, we expect to build a business in Canada with institutional partners, focused on the inherent characteristics of current cash flow in combination with long term capital appreciation.

We acquired 5% of the Canary Wharf Group, a U.K. listed public real estate company for investment purposes. The company owns an 86-acre commercial property development in London, England with 14 million square feet of high quality office properties either completed or under construction, substantially leased on a long-term basis. The purchases reflect our efforts to broaden the range of our investment activities within our main areas of operation.

Residential Property Operations

Our residential property operations continued to benefit from the low interest rate environment in which consumers took the opportunity to acquire new homes. Virtually all regions of our residential operations are ahead of plan with significant forward sales of lots and homes. Operating income was unseasonably strong, with results, including lot sales, close to double that of the first quarter of 2002.

At the end of the first quarter of 2003, we have contracts in place for approximately 57% of the planned closings for the year, a figure which includes net new orders during the quarter and the backlog at the end of 2002. We anticipate that this strong housing activity will continue throughout 2003 and our results from this operation will benefit accordingly.

In response to the continued strong market conditions, we have taken steps to sell inventory that is not required for our housing operation in the near term. At the end of the first quarter, our San Diego operations closed the sale of a development land parcel for net sale proceeds of US$52 million.  Further sales of this nature are expected over the balance of 2003.

Investments

While Noranda’s share price decreased in the quarter, continued progress towards reduced costs, increased business synergies, and improving metal prices, are starting to positively impact Noranda’s operating results with EBITDA up 9% year over year. However, the stronger Canadian dollar, increased energy prices, a strike at one its smelter operations and the previously announced magnesium restructuring charge, offset these improved operating results.

Our support for the initiatives underway at Noranda to increase returns, recently included the subscription for US$100 million of preferred shares, which together with a public issue of an equivalent amount, strengthened Noranda’s capital base by US$200 million.

Nexfor’s paper operations were similarly impacted by a weak economy. However, there was strong demand for oriented strandboard to fuel the North American residential building market.  With OSB prices currently above trend prices, Nexfor is positioned to generate substantially higher cash flows from this segment of its operations.

In Closing

We are fortunate that our focus on high quality, long term cash flow producing assets has enabled us to generate strong operating results in an otherwise, generally difficult economic environment. We will continue to broaden our reach within the real estate, power generation and asset management area and, with significant liquidity at our disposal, we are well positioned to pursue growth initiatives that may arise in the current environment.

As always, we will proceed cautiously as we continue to build Brascan’s operating base with the singular objective of delivering increased return on equity for our shareholders.

J. Bruce Flatt

President and Chief Executive Officer

April 29, 2003